Exhibit 1(a)(vi)

This Amendment to the Prospectus is a free translation to English, prepared only for the convenience of the reader, of the Prospectus published in the Republic of Chile in Spanish. The original Spanish version shall prevail in case of any discrepancy with this free translation to English.

PROSPECTUS AMENDMENT

TENDER OFFER TO ACQUIRE UP TO 20% OF THE OUTSTANDING SHARES

OF

LATAM AIRLINES GROUP S.A.

A PUBLICLY HELD CORPORATION REGISTERED IN THE SECURITIES REGISTRY UNDER N° 306

BY

DELTA AIR LINES, INC. A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE, UNITED STATES OF AMERICA

On November 26, 2019, Delta Air Lines, Inc. (the “Offeror”) informed the public about the commencement of a tender offer to acquire (the “Offer”) up to 20% of the total issued, subscribed and paid-in shares of LATAM Airlines Group S.A., making publicly available copies of the prospectus of said Offer in accordance with the provisions of article 203 of Law N° 18,045 of Securities Market (the “Prospectus”).

The Offeror hereby amends certain sections of the Prospectus as indicated below:

1.	In letter (c), section 2.4 (“Related parties or affiliates of the Offeror”), the reference to “Hankin KAL Corp. (Japan)” should read “Hanjin KAL Corp. (Republic of Korea)”.

2.	In the final part of section 4.2 (“Financial information”), notes (1) and (2) regarding the liquidity, indebtedness and profitability ratios of the Offeror reported in the corresponding chart are replaced by the following:

“(1) Available funds estimated as cash and cash equivalents, short-term investments, and accounts receivable.

(2) Debt includes debt and financial leases, accounts payable, accrued salaries and employee benefits, post-employment benefits and pensions, and fuel card obligations”.

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